FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ/MF) number 47.508.411/0001-56

Commercial Registry (NIRE) number 35.300.089.901

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING

HELD ON AUGUST 26th, 2013

1.            DATE, TIME AND PLACE: On the twenty sixth  day of August 2013, at 10 a.m., at Companhia Brasileira de Distribuição (“Company”) headquarters, located at Avenida Brigadeiro Luís Antônio, nr. 3.142, in the Capital of the State of São Paulo.

2.            CALL: Call notice duly published on the State of São Paulo Official Register, issues of August 09th, 10th and 13th, 2013, on pages 23, 22 and 42, respectively, and in “O Estado de São Paulo” newspaper, issues of August 09th, 10th and 11th, 2013, on pages B9, B6 and B11, respectively.

3.            QUORUM: Shareholders representing more than two thirds of the voting capital of the Company, according to the signatures set on the respective Shareholders Attendance Book, thus being demonstrated the legal quorum for the Meeting to be held.

4.         MEETING BOARD:  Mrs. Daniela Sabbag, Investor Relations Officer of the Company, presided over the Meeting, under Article 9 of the Bylaws, and invited me, Marcelo Acerbi de Almeida, to act in the capacity of her Secretary.

5.            AGENDA:  (i) Election of one (1) member to the Company´s Board of Directors, as replacement to Director Mr Jean Louis Bourgier, all of which to hold office until the Company´s Annual General Shareholders’ Meeting of 2014 and (ii) the  Management Proposal for the amendment of the remuneration to be paid to the Company’s Board of Directors and to its support committees on the fiscal year of 2013.

6.            SUMMARY OF RESOLUTIONS: The Shareholders’ Meeting, upon the absence of those legally incapable, resolved as follows:

6.1.         To registry the resignation of the member of the Board of Directors, Mr. Jean Louis Bourgier. The Chairman thanked his contribution for Company’s development achieved.

6.2.         To appoint, by unanimous vote of the present, in order to make up the Company’s Board of Directors, for a term of office that ends in the Annual Shareholders’ Meeting to be held on 2014, Mr. Ronaldo Iabrudi dos Santos Pereira, Brazilian, single, psychologist, bearer of the Brazilian Identity Card RG nr.  MG-238.631, SSP/MG, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under nr. 223.184.456-72, resident in the Capital of the State of São Paulo with office at Avenida Brigadeiro Luís Antônio, nr. 3.142.

6.3.         Consequently, shall now be part of the Board of Directors the hereunder members: Abilio dos Santos Diniz (Chairman); Arnaud Daniel Charles Walter Joachim Strasser (Vice Chairman), Jean-Charles Henri Naouri; Antoine Giscard D’Estaing; Ulisses Kameyama; Ronaldo Iabrudi dos Santos Pereira; Luiz Fernando Figueiredo;  Eleazar de Carvalho Filho; Luiz Augusto de Castro Neves; Roberto Oliveira de Lima;  Maria Helena dos Santos Fernandes Santana;  Guilherme Affonso Ferreira;  Fábio Schvartsman;  and  Pedro Henrique Chermont de Miranda.

6.4.         To approve, by unanimous vote of the present, the increase of one million four hundred and sixty-one thousand, nine hundred and eleven Brazilian Reais (R$ 1,461,911.00) on remuneration to be paid to the Board of Directors and its support committees for the fiscal year of 2013, from the total amount of six million, five hundred eighty-five thousand six hundred Brazilian Reais (R$ 6,585,600.00) to eight million, forty-seven thousand, five hundred and eleven Brazilian Reais (R$ 8,047,511.00), in accordance with the Management Proposal.

7.            DOCUMENTS FILED: (a) Call Notice; and (b) Management Proposal.

ADJOURNMENT:  With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present. São Paulo, August 26th, 2013. Summary of the minutes drawn up on the proper book, as provided for by paragraph 3 of article 130 of Law No. 6404/76. Signatures: Daniela Sabbag – Chairman; Marcelo Acerbi de Almeida – Secretary. Attending Shareholders: Wilkes Participações S/A, on its own behalf and as usufructuary of voting rights of Sudaco Participações Ltda., Casino Guichard Perrachon, Abilio dos Santos Diniz and Ana Maria Falleiros dos Santos Diniz D’Ávila (dully represented by Eduardo Oliveira).

This is a true copy of its original.

Marcelo Acerbi de Almeida

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 26, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.